The Huntington Funds
                              5800 Corporate Drive
                       Pittsburgh, Pennsylvania 15237-7010




Chris Sabato
Direct Dial:  (614) 470-8418
Chris.Sabato@bisys.com


June 30, 2006


Via EDGAR


Sheila Stout
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   U.S. Securities and Exchange Commission Comments Regarding
      The Huntington Funds' Form N-CSR Filing

Dear Sheila,

On behalf of The Huntington Funds (the "Trust"), we wish to respond by this letter to the comments of the U.S. Securities and Exchange Commission (the "Commission") staff (the "Staff") regarding the Form N-CSR for the year ended December 31, 2005. You conveyed the Staff's comments to Christopher E. Sabato, Treasurer of the Trust, David R. Carson, Chief Compliance Officer of the Trust, Victor R. Siclari, Secretary of the Trust and other representatives of the Trust, in a telephone conversation on May 15, 2006. You communicated additional staff comments to Christopher E. Sabato in a telephone conversation on May 31, 2006. Each comment from the Staff and the corresponding response for the Trust are set forth below.

1. SEC Comment: The SEC Examiner could not recalculate the one year total return in the Managements Discussion of Fund Performance (MDFP) using the plot points from the December 31, 2004 and December 31, 2005 reports for certain indices used by the Dividend Capture Fund, International Equity Fund and Mid Corp America Fund.

      Registrant's Response: The plot points for the Dividend Capture Indices Fund's Benchmark recalculate to 4.71%. This is the return that should have been reflected in the returns table. The International Equity Fund and Mid Corp America Fund use the EAFE and Lipper Mid Cap Core Average indices, respectively. The index used for the return in both cases was a slightly different version than the index used in the Comparison of Change in the Value of a $10,000 Investment ("Growth of $10K"). In the case of the International Equity Fund, the EAFE index was used in the returns table while the EAFE Net of Taxes was used in the Growth of $10K. In the case of the Mid Corp America Fund, the Lipper Mid Cap Core Index was used for the returns table while the Lipper Mid Cap Core Average was used for the Growth of $10K. This difference in the index used is attributable to the differences in returns. Registrant will make sure the index is consistently used in future shareholder reports.

2. SEC Comment: The SEC Examiner could not recalculate the one-year total return in the MDFP for Investment B, without CDSC for the Dividend Capture Fund and the International Equity Fund.

      Registrant's Response: The plot points in the Comparison of Change in the Value of a $10,000 Investment are for Investment B, with CDSC. In order to recalculate the one-year return for Investment B, without CDSC, the plot points need to be adjusted by the CDSC that was applied each year. For example, an investor in Dividend Capture Fund that purchased at inception date would have been charged a $300 CDSC if they redeemed on 12/31/04 or a $200 CDSC if they did not redeem until 12/31/05. The Investment B, without CDSC can be recalculated by increasing the plot points for Investment B, with CDSC by these two amounts.

3. SEC Comment: The SEC Examiner noted the second paragraph in the MDFP for the Growth Fund stated the performance late in the year was negatively impacted by four stocks while only mentioning three stocks in the fifth paragraph that had a negative impact on performance.

      Registrant's Response: The second paragraph is highlighting a negative impact in performance late in the year due to disappointing earnings announcements of four holdings while the fifth paragraph is discussing the negative impact during the entire year for three holdings.

4. SEC Comment: The SEC Examiner noted that the Growth Fund's MDFP disclosed that the "Fund's over-weighting of the energy and materials sectors was a positive attribute to performance in 2005." However, the actual investments at year-end showed energy and materials holdings to be 11.7% and 1.9%, respectively. The SEC examiner questioned whether there was an overweighting in these sectors, particularly the materials sector.

      Registrant's Response: The over-weight is in relationship to the funds index, the S&P 500/Barra Growth Index, which had weightings of 10.5% and 1.4% in the energy and materials sectors, respectively.

5. SEC Comment: The SEC Examiner requested the Trust make it clear which load is used in the Comparison of Change in Value of a $10,000 Investment.

      Registrant's Response: Several of the Funds changed maximum sales load structures historically. Registrant will make clear in future shareholder reports the beginning plot point is adjusted by the current maximum sales load.

6. SEC Comment: The SEC Examiner noted in the second paragraph of the MDFP for the Income Equity Fund that Management represented the dividend paid to shareholders increased by 22% in 2005 over the prior year while the Financial Highlights shows a decrease in the total per share amount of distributions.

      Registrant's Response: Management agrees the total distributions paid were less in 2005 over the prior year. The MDFP was referring to the income distribution paid to shareholders that increased approximately $0.06 per share over the prior year.

7. SEC Comment: The SEC examiner said the Short/Intermediate Fixed Income Securities Fund MDFP disclosure about the 67% holdings in corporate debt and 32% holdings in federal agencies do not match the portfolio holdings.

      Registrant's Response: The Portfolio of Investments Summary Table (POIST) on p. 77 identifies corporate bond holdings at 67.0% and U.S. Government Agencies at 31.1%. Therefore, the MDFP should have identified 31% holdings in federal agencies.

8. SEC Comment: The SEC examiner stated the Short/Intermediate Fixed Income Securities Fund MDFP disclosure of a 4.75% maximum sales load does not match the stated load in the prospectus of 1.50%.

      Registrant's Response: The MDFP should have disclosed a maximum sales load of 1.50%. Both the returns and The Comparison of Change in the Value of $10,000 are correctly calculated using 1.50%. Registrant will make the change in future shareholder reports.

9. SEC Comment: The SEC examiner asked the Registrant to consider disclosing the 7-day yield for all money market holdings in the Schedule of Investments (SOI) and adding disclosure to state the rate reflects the 7-day yield.

      Registrant's Response: Registrant agrees that adding a yield to the description of money market holdings would provide better disclosure. The 7-day yield and disclosure will be added in future shareholder reports.

10. SEC Comment: The SEC examiner noted the footnote used to denote restricted securities is not used for short-term securities held as collateral for securities lending. These securities are denoted as restricted in the security description.

      Registrant's Response: Registrant will make the change in future shareholder reports.

11. SEC Comment: The SEC examiner noted the footnote to the POIST indicated that the holdings are broken down by sectors, which do not represent industry categories for purpose of identifying whether the Fund is in compliance with any "industry concentration" requirements under the 1940 Act. However, this footnote does not appear in other funds' POIST (e.g. Michigan Tax-Free Fund) even though those funds have more than 25% in a particular sector and could be deemed to be concentrating in that type of investment.

      Registrant's Response: Registrant intended this footnote to apply equally to the other funds and will add it to all funds in future shareholder reports.

12. SEC Comment: The SEC examiner asked the frequency of payment of distribution fees. The amounts in the Statements of Assets and Liabilities
      (SAL) seemed high compared to the amounts accrued as disclosed in the Statements of Operations (SOP)

      Registrant's Response: Distribution fees are paid monthly. The Distribution fees disclosed in the SAL includes both Distribution services fees and Shareholder services fees.

13. SEC Comment: The SEC examiner noted the Net Asset Value disclosed for Mid Corp America Fund Trust Shares on p. 84 does not match the offering price disclosed on p. 86.

      Registrant's Response: The offering price is correctly disclosed as $15.46 on p. 86. The Net Asset Value on p. 84 should have been disclosed as $15.46.

14. SEC Comment: The SEC examiner stated the Distribution Services Fee for Investment B Shares seemed high and the Shareholder Services Fee for Trust Shares and Investment B Shares seemed low in the Money Market Fund. The examiner used a rough average by taking the net assets from 12/31/04 and 12/31/05 and dividing by two.

      Registrant's Response: The average daily net assets for Trust Shares were lower for 2005 than using the rough average. The recalculation based on the average daily net assets is exactly the amount that was reported in the shareholder report. There was approximately $100 of Shareholder Service Fees in Class B that were incorrectly classified as Distribution Service Fees.

15. SEC Comment: The SEC examiner thought the disclosure of expense and income ratios in the Financial Highlights for funds which did not have fee waivers during the year was confusing. A dash is disclosed in these cases with a footnote stating there were no fee reductions in the period.

      Registrant's Response: Registrant will disclose the actual expense ratios both with and without waivers in future shareholder reports regardless of whether the fund reduced fees during the period.

16. SEC Comment: The SEC examiner noted there were some funds where the expense ratio in the annual report is not the same as the expense ratio in the prospectus.

      Registrant's Response: The expense ratio for the International Equity Fund Investment A Shares is disclosed in the prospectus dated May 1, 2006 as 1.83% while the expense ratio in the December 31, 2005 annual report is 1.81%. The actual expense ratio for the year ended December 31, 2005 was slightly lower than that of the Trust Shares, adjusted for class specific fees, due to the large growth relative to the size of the fund. The expense ratio for Investment A Shares was increased by 0.02% to reflect only the difference in class specific fees between Trust Shares and Investment A Shares.

17. SEC Comment: The SEC examiner noted the SOC disclosed a distribution from net realized gains for the Intermediate Government Income Fund, but the Financial Highlights did not disclose a per share amount.

      Registrant's Response: The amount of the capital gain distribution was less than $0.005 per share. Registrant will add a footnote stating the amount is less than $0.005 in future shareholder reports, where applicable.

18. SEC Comment: The SEC examiner requested the rate of the Administration fee be disclosed in the Combined Notes to Financial Statements.

      Registrant's Response: Registrant will disclose the rate of the Administration fee in future shareholder reports.


Board of Trustees' Consideration of Investment Advisory and Subadvisory Agreements, pp. 134-137

"Advisor's Costs and the Profits Realized through Providing the Funds with Advisory Services," p. 134

19. SEC Comment - This section notes that "The Trustees also took into account the Advisor's agreement to limit the total annual expenses of each Fund to 1.0% of its net assets," however, the fee tables do not reflect such limits.

      Registrant's Response - This sentence was inadvertently included in this Registrant's filing rather than only the report for the Huntington VA Funds, which shares a common board of trustees, whose advisory contracts were subject to such a limit, and whose contract renewals were considered by the same Trustees concurrently with the renewal of Registrant's contracts.

20. SEC Comment - Please disclose whether the Board considered soft dollars as one of the "other benefits, both direct and indirect, received by the Advisor and its affiliates attributable to managing each of the Funds."

      Registrant's Response - Yes, the Board did consider soft dollars. This was disclosed under the "Other Considerations" section in the first paragraph and reads "the use and allocation of brokerage commissions derived from trading the Funds' portfolio securities".

"Economies of Scale in Providing Services to the Funds and Whether These Economies Are Shared with the Funds," p. 135

21. SEC Comment - This discussion addresses the existence of breakpoints in certain funds and the absence of breakpoints in other funds, but does not state any conclusion that the Board of Trustees made in renewing the advisory contract in light of the fact that certain Funds are not large enough to have realized economies of scale. The SEC Examiner noted that this section differed from the others in that it did not include a statement explaining how this factor affected the Board's conclusion to approve the advisory contracts.

      Registrant's Response - The Trustees noted that none of the funds have reached economies of scale; therefore, it did not affect the decision.

Individual Fund discussions on fee and performance comparisons, p. 136-137

22. SEC Comment - SEC noted that some of the Funds' fees and expenses exceeded their peers, but they underperformed their peer group. Please add more information on the Board's consideration of these factors, such as why this is acceptable, whether the Board intends to monitor such factors (for example, the disclosure indicated the board's intent to monitor the performance for the Growth Fund).

      Registrant's Response - As discussed in the Trust's annual report, comparisons of the Funds' advisory fees and expenses to those of comparable funds and comparisons of the Funds' performance to other funds were only two of several factors considered by the Trustees.

     With respect to advisory fees and expenses paid by the Funds, the Trustees concluded, as stated in the report, that in each case the fees and expenses paid were reasonable in light of the quality and nature of the services provided. Although certain of the Funds had advisory fees that exceeded the medians for their peer groups (as did half of all funds included in each peer group) and also underperformed their peer groups, the Trustees did not find it appropriate to seek a reduction in the fees solely for that reason.

      With respect to comparisons of the Funds' performance against their peer groups, the Trustees considered each instance in which a Fund had underperformed its peer group and discussed with management the reasons for the underperformance. The Trustees also considered each Fund's absolute performance, as well as whether any underperformance represented a significant departure from peer group performance, and whether the peer groups were in fact comparable. As stated in the report, the Trustees determined in each case that the Fund's performance was acceptable. In the case of Huntington Growth Fund, however, the Trustees requested and received additional information from the Adviser concerning specific steps being taken to improve this Fund's performance and determined to monitor this Fund's performance more closely than the other Funds. However, under the "Individual Performance of the Funds" on page 134, the Report discloses that "the Board reviews on a quarterly basis detailed information about the Fund[s'] performance." Thus, there is ongoing review of the Funds' fees, expenses and performance throughout the year. In light of this, the Trust would provide more detail concerning the Trustees' conclusions with respect to a particular Fund in future reports, where appropriate.


We have been authorized by the Trust to acknowledge that (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to the disclosure in response to Staff comments on the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions regarding the responses set forth above, please contact me at (614) 470-8418.


Sincerely,

The Huntington Funds

/s/ Christopher E. Sabato
Christopher E. Sabato
Treasurer & Principal Financial Officer